Exhibit 99.1

Huami Corporation Announced Corporate Mission: Connect Health with Technology

Recaps 2019 Accomplishments and Looks to 2020 and Beyond

BEIJING, Dec. 4, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today hosted an annual press conference in Beijing, focusing on strategies. During the press conference, Wang Huang, the Company’s Chairman and CEO, announced Huami’s corporate mission: Connect Health with Technology. Driven by this mission, Huami is committed to establishing a global healthcare ecosystem, while being the most trusted partner of its users. Mr. Huang also reviewed the Company’s 2019 achievements and provided his vision for 2020.

During the press conference, Mr. Huang announced a strategic partnership with AliveCor, Inc. (“AliveCor”), the leader in artificial intelligence (“AI”)-based personal ECG technology, and a provider of enterprise cardiology solutions with CE and FDA clearance. Also announced in the conference was a strategic memorandum with Peking University First Hospital to jointly promote heart health management programs.

For 2019, Mr. Huang emphasized three strategic focus areas for Huami, including smart wearable products, proprietary AI chip, and cloud-based services.

First, Huami has achieved strong smart product sales in 2019. As announced in the Company’s third quarter 2019 earnings release, for the first nine months of 2019, both total shipments and revenue increased by over 50% year-over-year.

In 2019, the Company witnessed strong growth for its Amazfit brand. The Amazfit product expanded to six product lines and 39 SKUs to meet the diversified needs of a wide customer base. The Company’s persistent investment in smart watch product line diversification has achieved an initial success. In the Double 11 shopping festival this year, Amazfit products ranked first in sales in the below RMB1,000 smart watch category in both JD and Tmall’s Double 11 sales event period respectively.

The second strategic area of focus is Huami’s proprietary AI chip, Huangshan-1, which is used in Huami’s flagship smart watch products. Huangshan-1 enabled 24X7 health monitoring functionality, and significantly improved the efficiency of atrial fibrillation detection by 200% compared with non-AI chips.

The third strategic focus area for Huami in 2019 was its cloud-based services. As the Company’s product shipment increases at a fast pace, Huami’s cloud-based service and infrastructure are rapidly accumulating biometric data. As of September 30, 2019, Huami had collected data sets encompassing 7 billion nights of sleep and 21.1 billion hours of heart rate monitoring. Huami also improved its data monitoring dimensions and accuracy, by detecting close to 70,000 atrial fibrillation initial screenings.

Leveraging the Company’s AI algorithms and dedicated healthcare team, Huami also introduced new VIP healthcare services this year. These services allow users to access to ECG readings and analysis, abnormal cardiac notification alerts and quarterly health reports, as well as numerous other tools that are part of various premium service packages.

At the press conference, Mr. Huang expounded upon Huami’s corporate mission: Connect Health with Technology. He also provided his long-term vision for the Company and his expectations going into 2020.

Healthcare has always been a focus for the Company since Huami was founded in 2013. From the Mi-Band 1, which had healthcare functionality such as step counting and sleep monitoring, to the cutting-edge AI chip Huangshan-1. According to a recent Morgan Stanley research report, the global health care market was estimated to be six times the size of the smartphone market. Mr. Huang believes smart watches are more than a simple duplication or replacement of smartphones; they are a much more powerful and revolutionary product, with wider healthcare functionalities that are not offered by smartphones.

In response to the recent smart watch launch by Xiaomi Corporation (“Xiaomi”), Mr. Huang commented that Huami will continue to maximize operational and strategic synergies with Xiaomi in order to achieve win-win results for both companies, while at the same time keeping Huami’s own financial health at the forefront of all cooperative agreements. He reiterated that “exclusivity” is not part of Huami’s strategic cooperation agreement with Xiaomi, and that the agreement with Xiaomi states the partnership as “most preferred” (as disclosed in the Company’s IPO prospectus filed with the SEC). The agreement between Huami and Xiaomi is one of mutual respect and offers both parties a choice to weigh pros and cons for engagement on a product by product basis. Mr. Huang stated his confidence that Huami will continue to be a significant member of Xiaomi’s ecosystem. Following the launch of Mi-Band 4 earlier this year which is the most successful Mi-Band launch in the history of the product line, and the recent Mi-Band 3i for India, Huami is currently working diligently on the Mi-Band 5.

Looking into 2020, Huami plans for mass production of the next generation AI chip Huangshan-2, which has already completed the initial design phase. Huangshan-2 will be more intelligent than its predecessor and enable more healthcare service functions to further differentiate our future smart watch products.

Huami strives to complement its product revenues with services and content revenues. The Company will continue to develop its cloud-based healthcare services through further cooperation with Peking University First Hospital and jointly promote heart health management programs, following the execution of a strategic memorandum.

Huami and Peking University First Hospital have previously collaborated on a clinical trial. The research results indicated that the accuracy of atrial fibrillation detection through ECG and PPG, using Huami smart wearables, has reached 94.76% and 93.27%, respectively, similar to the accuracy level of professional physicians. This demonstrated that people can manage their cardio health both effectively and remotely through the use of smart wearable devices.

Huami also plans to sell more hardware and services overseas. In October, Huami established a strategic partnership with AliveCor, a transforming cardiological care provider using deep learning. AliveCor’s ECG solution has received FDA approval and has been widely recognized clinically. At present, AliveCor and top medical institutions such as the Mayo Clinic and Cleveland Clinic are conducting extensive cooperative clinical research, algorithm development, and AI data training. This collaboration will explore the opportunity to deliver new high-performance ECG form factors to global markets.

In the upcoming CES event in Jan. 2020, Huami will also release new products and new product categories which will open up Huami’s rapid 2020 oversea marketing expansion and product release actions.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com